SUMMARY OF TERMS FOR OFFERING OF
CLASS A-1 PREFERRED MEMBER UNITS IN VERNAFUND CF, LLC

Vernafund CF, LLC
$1,070,000 DOLLAR OFFERING OF EQUITY

May_____, 2022

The following is a summary of the principal terms of the membership units offered in Vernafund CF LLC, a Delaware limited liability company (the "Special Purpose Vehicle 1" or "Fund 1") to both accredited investors as defined by 17 C.F.R. § 230.501(a) and non-accredited investors pursuant to Regulation Crowdfunding (17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) and the applicable rules thereunder (the "Securities Laws"). This is a summary only and does not constitute a legally binding agreement or a commitment to invest. No legally binding obligations will be created until the following agreements are executed and delivered by all parties: Subscription Agreements, an Operating Agreement, and/or Joinder Agreements.

TERMS

Total Offering (oversubscription): $1,070,000

Annual Target Returns: 100% pro rata of the 7% Preferred x Cash on Cash Return of Main Issuer (COC); then 20% pro rata of 80% of COC for a Total COC up to 9-13%. See Exhibit G, Offering & Distribution Chart.

Fund Type: Special Purpose Vehicle (SPV)/Crowdfunding Vehicle

Type of Security Offered: Class A-1 Preferred Membership Units

SEC Exemption: Section4(a)(6) and Regulation Crowdfunding (Reg CF)

Investment Limits: Non-accredited Investor: (a) the greater $2,200 or five (5) percent of the greater of the annual income or net worth of a non-accredited investor whose annual income or net worth is less than $107,000; or (b) ten percent (10%) of the greater of the annual income or net worth, not to exceed $107,000 across all platforms, of a non-accredited investor whose annual income and net worth is greater than $107,000. Accredited Investor: No limitations.

Target Total Offering : $25,000

Minimum Unit Price: $1,000 per unit

Minimum Investment Amount: $5,000

Resale Restrictions: The holding period is for the life of the SPV1.

Right of First Refusal: The SPV1 shall have a Right of First Refusal ("**ROFR**") to repurchase any of the Units.

Regulated Crowdfunding Portal: Silicon Prairie Online, LLC

SPV1 Name	Vernafund CF, LLC
Total Offering (oversubscription	$ 1,070,000
Target Total Offering	$25,000
Securities Offered	Class A-1 Preferred Membership Units without voting rights
Target Return on Investment	100% pro rata of the 7% Preferred x Cash on Cash Return of Main Issuer (COC); then pro rata 20% of 80% of COC for a Target Annual Return on Investment (ROI) up to 9-13%. The Main Issuer is Vernafund20, LLC which is also the sole portfolio company of SPV1
Price per Unit	$1,000
Investment Limitations	Non-accredited Investor: (a) the greater $2,200 or five (5) percent of the greater of the annual income or net worth of an non-accredited investor whose annual income or net worth is less than $107,000; or (b) ten percent (10%) of the greater of the annual income or net worth, not to exceed $107,000 across all platforms, of the a non-accredited investor whose annual income and net worth is greater than $107,000. Accredited Investor: No limitations
Fund Type	Special Purpose Vehicle (SPV) or Crowdfunding Vehicle (CV) organized as a Delaware Limited Liability Company (LLC) on June 14, 2021 and federally taxed as a Partnership. The sole purpose of the SPV1 is to act as a conduit for investors of the Main Issuer (Vernafund20, LLC), a real estate company in the business of selling, buying, and managing real estate assets.

Use of Proceeds	$500 plus 3% of proceeds raised pursuant to this offering will be paid to Silicon Prairie Online, LLC (the "Portal"). The Remaining proceeds will be deployed into the Main Issuer and will be deployed into real estate operations.
Targeted Distributions	The aim of SPV1 is to make quarterly annual distributions to its Class A-1 Preferred Members pro rata based upon the number of units held and in accordance with the following distribution formula: 100% pro rata of 7% Preferred x Cash on Cash Return of Main Issuer (COC)[1]; then pro rata 20% of 80% of COC for Total COC up to 9-13%. 100% of the 7% Preferred x COC will be distributed to the Members pro rata in the form of Distributions, excluding any legally permitted obligations. Distributions of the SPV1 will begin one year after the close of the Total Offering and will be paid within thirty (30) days at the end of each calendar quarter. Distributions will not accrue, accumulate or gain interest. Distributions will be dependent upon the success of its real estate operations, which will further depend upon the local multi-unit residential real estate market and other forces out of the control of the Main Issuer, its managers, and officers.distributions at any percentage in any given year.
Resale Restrictions	Holding period exists for the life of the SPV1, except upon limited circumstances. See Exhibit F, Subscription Agreement and Exhibit D, Operating Agreement for more information.
Right of First Refusal	The SPV1 shall have a Right of First Refusal ("**ROFR**") to repurchase any of the Units that any Investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The SPV1's ROFR may be assignable by the SPV1 to any other Investor.

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[1] COC is defined as a ratio of annual before-tax cash flow to the total amount of cash invested, expressed as a percentage.

Investment Approach	Vernfund CF, LLC operates in the crowdfunding vehicle or investment fund space. Its growth will depend upon the industry growth of the Main Issuer, its sole portfolio company called Vernafund20, LLC, a real estate company. Vernafund CF, LLC will purchase $267,500 of Preferred Membership Units for a partially-diluted equity interest of 25%. Vernafund CF, LLC expects a valuation of $2,175,000 million, amounting to 25% of the valuation of Vernafund20, LLC (Main Issuer). This valuation is based upon reasonable projections of the Main Issuer which is estimated to be$8,700,000 million at year 5 from the date of purchase of similarly-situated, multi-family properties currently owned by the Main Issuer and having a range of units between 25-1,200, a valuation between $500,000 and $15,000,000, and an occupancy rate between 0-100%. This formula is merely a projection and does not concern any identifiable properties or actual revenues. Investment into Vernafund CF, LLC is speculative and highly risky as further detailed in the Risk Factors found in Exhibit B, Form C.
Portfolio Target	Vernafund CF, LLC will solely invest in the Main Issuer called Vernfund20, LLC, which is a real estate company that buys, sells, and manages real estate projects owned and controlled by women, and that provides educational opportunities for women to learn real estate investing.
Portfolio Target sector	Real Estate Transactions; Real Estate Assets Management
Portfolio Target Geography	Texas, USA
Term of SPV1	At the expiration of Main Issuer (Vernafund20, LLC) . The SPV1 will be required to liquidate at the expiration of the Main Issuer and redeem or offer to repurchase its Membership Units using the proceeds from the liquidation of the Main Issuer .
SPV1 Manager & Fees	The Third-Party Manager of SPV1 is APQFUNDMGR, LLC. All management and other expenses of the SPV1 will be borne by the Main Issuer (Vernafund20, LLC) and not by SPV1 in accordance with Reg CF rules.
Tax reporting	Annual K-1. See Exhibit D, Operating Agreement

Voting	No Class A-1 Preferred Member may be entitled to Vote, except where required by law.
Documents	Each investor will execute a Subscription Agreement, an Operating Agreement, Accredited Investor Verification Form, if applicable, and a Joinder Agreement prior to the initial closing of the offering.
Business Deck	See Exhibit A
Form C	See Exhibit B-1
Term Sheet of Main Issuer	See Exhibit C
Operating Agreement	See Exhibit D-1
Joinder Agreement	See Exhibit E-1
Subscription Agreement	See Exhibit F-1
Accredited Investor Verification	Accredited Investor Verification will be completed digitally via the Regulated Crowdfunding Portal
Distribution Chart	See Exhibit G

Vernafund CF, LLC

Signature: _____
Name: APQFUNDMGR, LLC
Title: Manager
By: Kaylee McMahon